COMPARISON OF FY10 AND FY09

1. Summary of Changes in Sales or Income

	2010	2009	Increased Amount	Increase Rate
	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	(	%)

Sales	32,582,036,641	26,953,944,911	5,628,091,730	20.88
Operating Income	5,047,046,071	3,147,998,301	1,899,047,770	60.33
Earnings Before Taxes	5,150,111,973	3,582,524,253	1,567,587,720	43.76
Net Income	4,202,790,886	3,172,263,501	1,030,527,385	32.49

2. Financial Status of FY10 compared with FY09

	2010	2009
	(Thousand KRW)	(Thousand KRW)
Total Asset	48,190,245,081	39,992,764,985
Total Liability	13,108,055,188	9,041,474,375
Total Shareholders’ Equity	35,082,189,893	30,951,290,610
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	7,272.4	6,416.1

3. Sales and Operating Income have increased due to the operation of new facilities and the increase in sales volume.

4. Date of Board Resolution: January 13, 2011